UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

**Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ____   No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: December 20, 2002

By _____

Name: Marcos Grodetsky

Title: Director of Investor

Relations

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CNPJ/MF N° 02.558.134/0001-58

NIRE N° 53.300.005702

A Publicly Traded Company (NYSE: TNE)

Notice to Shareholders
Payment of Interest on Capital

We hereby inform our shareholders that the Board of Directors has authorized the payment of R$ 500,000,000.00 (five hundred million reais) as Interest on Capital ("IOC"), to be distributed along with the mandatory dividends related to 2002, the value of which is yet to be announced, according to paragraph 7, article 9 of law 9249/95, and corresponding to the positions held on 12/31/2002. This payment will be proposed in the general Shareholders Meeting to be held up until 04/30/2004, as described below:

1. **Payable Value**: To the shareholders who, on Dec. 31, 2002, hold common shares (TNLP3) or preferred shares (TNLP4 - TNE), R$ 1.333101379250 per thousand shares will be paid as interest on capital, which represents R$ 1.1331361724 net of taxes;
2. **Interest on IOC**: the Board of Directors will propose to the General Shareholder's Meeting that the value to be remunerated will be adjusted by applying the Taxa Referencial (TR) to the principal amount for the period from January 1st, 2003 until the payment date.
3. **Payment**: The payment dates will be established as determined by the Company's Administration, to be approved by the General Shareholders' Meeting from April 30, 2003;
4. **Taxes**: The principal amount of the IOC (item 1) and the accrued interest (item 2) will be subject to taxation, as determined in the current legislation. Any shareholders who are exempt from paying this tax should present the appropriate documents that prove their fiscal status in advance at any Banco do Brasil office;
5. **Trading Date "ex-IOC":** The shares will be traded "ex-IOC" starting from 01/02/2003, based on the position as of December 31, 2002.

Rio de Janeiro, December 20, 2002
Marcos Grodetzky
Investor Relations Officer